Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287
Donald R. Kimble
Executive Vice President, Chief Financial Officer & Controller
614.480.5240
614.480.5284 Facsimile
September 23, 2005
Via EDGAR

Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
cc: Benjamin Phippen — Staff Accountant

Re:	Huntington Bancshares Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2005
SEC File No. 0-2525
Dear Mr. Walker:
     We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated September 9, 2005, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2004 and our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005 (the “Reports”). For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.
     In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of cooperation with the Staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient or inaccurate.
Form 10-K, December 31, 2004
Business Risks — (4) Operation Risks, page 14
1.	We note your disclosure on page 14 that you agreed to take certain corrective actions within a 180 day period as a result of regulatory, supervisory and examination activities. Please tell us:
•	the status of your corrective actions;

•	whether there has been any change in your expectations regarding potential loss of GLB Procedures and Powers;

•	known impacts as a result of any non-compliance; and

•	the impact, if any, on your determination of the allowance and provision for loan and lease losses
Management’s response:
In response to the Staff’s comment, the Staff is supplementally advised that, with respect to each of the items above:

Donald A Walker
September 23, 2005

•	The corrective actions the Company has agreed to take with respect to satisfying the financial holding company requirements are the same corrective actions required by the formal written agreements with the Company’s banking regulators, copies of which have been filed by the Company as exhibits 99.2 and 99.3 to its Form 8-K, dated March 2, 2005. Management continues to implement its comprehensive action plan in response to the formal written agreements, and believes that these matters are being addressed fully and comprehensively.

•	Since the Company is still within the compliance period (as extended) and Management continues to anticipate successfully addressing the formal regulatory agreements within the necessary period, there has been no change in Management’s expectations regarding potential loss of GLB Procedures and Powers.

•	Except for the limitations on prospective activities and investments as described in the Company’s public filings with the SEC, the restrictions applicable to new activities and new investments pursuant to the GLB Procedures and Powers during the compliance period have not had a material impact on the Company’s consolidated business. Furthermore, if the Company were to lose the GLB Procedures and Powers due to the failure to take the necessary corrective actions, such loss is not expected to be material to the Company’s consolidated business.

•	The restrictions applicable to the GLB Procedures and Powers during the compliance period have not had any impact on Management’s determination of the allowance and provision for loan and lease losses. Additionally, the Company’s banking regulators have not raised any concerns about the methodology for estimating levels of the allowance and provision for loan and lease losses.
Consolidated Financial Statements
Consolidated Statement of Cash Flow, page 99
2.	In light of the large increase in trading account securities in fiscal year 2004, please:
•	identify the source of these trading account securities i.e., purchases, transfers from other categories of investments, etc.;

•	if applicable, tell us how you determined that transfers into or from the trading account were rare; and

•	if applicable, quantify the unrealized holding gain or loss recognized in net income for each period presented for any securities transferred into the trading category.
In preparing your response, please consider paragraph 15 of SFAS No. 115.
Management’s response:
In response to the Staff’s comment, the Staff is supplementally advised that all securities held in the trading portfolio at December 31, 2004 and throughout fiscal 2004 were purchased from third parties, except for the transfer of $50 million of US Treasury securities from the available for sale portfolio to the trading portfolio in the second quarter of 2004, as described below:
•	On April 1, 2004, $50 million of US Treasury securities were purchased and designated as available for sale.
•	On May 7, 2004, the securities were transferred to the trading portfolio. The unrealized loss at the time of transfer of $2.9 million was recognized as “Securities gains (losses)” within noninterest income.
•	On May 17, 2004, the securities were sold out of the trading portfolio. During the time that the securities were in the trading portfolio, a total loss was recognized (in addition to the loss recognized upon transfer) of $0.8 million within noninterest income.
The transfer reflected a change in strategy to manage the Company’s exposure to changes in interest rates that arises from the Company’s mortgage servicing rights, which was discussed in Factor 3 of the “Significant Factors Influencing Financial Performance Comparisons” within Results of Operations in the Management’s Discussion and Analysis portion of the 2004 Annual Report to Shareholders.

Donald A Walker
September 23, 2005

Note 1. Significant Accounting Policies — Securities, page 100
3.	We note that your investment securities are stated at fair value at both December 31, 2004 and 2003. We also note your footnote disclosures on page 100 that investment securities include securities designated as available for sale, non-marketable equity securities, and securities held to maturity. Please confirm that you do not hold investment securities held to maturity and revise disclosures in future filings to properly reflect the specific components of your investment securities.

Management’s response:
In response to the Staff’s comment, the Staff is supplementally advised that the Company’s investment securities were comprised of the following portfolios at December 31, 2004 and 2003, respectively.

	December 31, 2004		December 31, 2003
(dollars in thousands)	Amount	%	Amount	%
Securities available for sale	$4,152,173	98.30%	$4,845,502	97.95%
Non-marketable equity securities	84,756	1.62%	79,730	2.00%
Securities held to maturity	2,016	0.08%	3,828	0.05%
Total Investment Securities	$4,238,945	100.00%	$4,929,060	100.00%
For the Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Management decided to discontinue the separate disclosure of securities held to maturity on the Company’s balance sheet and instead to combine these securities with non-marketable equity securities (outside the scope of SFAS 115) and the securities available for sale under the caption “Investment Securities.” In reaching this decision, Management considered both the quantitative and qualitative immateriality of the “held-to-maturity” securities balance. The securities that were designated as held to maturity were accounted for at their historical cost, in accordance with SFAS 115 throughout 2004. The securities held to maturity were reported as a component of “other securities” in the Company’s footnote 3 on page 107 of its 2004 Annual Report to Shareholders. In the first quarter of 2005, the Company sold $1.5 million of its securities held to maturity at a gain of less than $50 thousand and transferred the remaining $0.4 million to the available for sale category. At the time of transfer, the securities had an unrealized gain of $993.16, which was recognized in other comprehensive income.
In future filings for 2005, the Company will enhance its disclosures to quantify the amount of securities held to maturity (and the market value of those securities) in the comparable periods presented.

Donald A Walker
September 23, 2005

Note 6. Allowances for Credit Losses, page 112
4.	Total impaired loans totaled $81,171 million, $54,853 million and $94,550 million for the three years ended December 31, 2004. The totals of impaired loans to which specific reserves were not assigned at each respective year end were $29,296 million, $0 and $2,972 million, respectively. Please tell us how you determined that there was no need to assign a specific reserve to a significant portion of your total impaired loan balance in the current year, unlike preceding years.

Management’s response:
In response to the Staff’s comment, Management notes the following about the Company’s impaired loan disclosures in its 2004 Annual Report to Shareholders (footnote 6 on page 112) as of December 31 for each of the years presented below:

(in thousands of dollars)	2004	2003	2002
Recorded Balance of Impaired loans, at end of year:
With specific reserves	$51,875	$54,853	$91,578
With no specific reserves	29,296	—	2,972

Total	$81,171	$54,853	$94,550

In response to the Staff’s comment, the Staff is supplementally advised that there was no change in the methodology for estimating the allowance or provision for loan losses as it relates to impaired loans during these periods. There are reasons, cited within the Management’s Discussion and Analysis section, for the reduced need for specific reserves on impaired loans at the end of 2004. The material reasons are explained in the “Significant Factors Influencing Financial Performance Comparisons” within Results of Operations in the Management’s Discussion and Analysis portion (pages 32 to 35) of the 2004 Annual Report to Shareholders. These factors have contributed to improvements in credit quality, as measured by the level of non-performing assets and net charge offs as of December 31 for each of the years presented in the following table:

(in thousands of dollars)	2004	2003	2002
Non-performing loans	$63,962	$75,481	$128,069
Net charge offs	78,535	161,809	196,912
The $29.3 million of impaired loans with no specific reserves assigned at December 31, 2004 represent loans where the Company expects to receive all payments that are contractually due, but not at the times when the payments are contractually due. With the transition from a weak economic environment in 2002 and 2003 to a slowly recovering economic environment in 2004, the expected shortfall between (a) payments that would be expected and (b) the contractual amount of payments due was lower in 2004 than in previous years. Additionally, Management looks to any loan collateral to offset expected shortfalls in the receipt of contractual payments. Where the collateral is sufficient, the loan is considered to be impaired, but no specific reserve is required. The improving economy in 2004 reduced the magnitude of payment shortfalls and often increased the values of loan and lease collateral, leading to comparatively more impaired loans where no specific reserves were required.
5.	Please tell us why your middle market commercial and industrial loans and leases had almost no charge offs in 2004.

Management’s response:
There are several reasons for the very low level of middle market commercial and industrial (“C&I”) net charge offs in 2004. Most of these are explained in the “Significant Factors Influencing Financial Performance Comparisons” within Results of Operations in the

Donald A Walker
September 23, 2005

Management’s Discussion and Analysis portion (pages 32 to 35) of the 2004 Annual Report to Shareholders. Among these reasons included a transition from a weak economic environment in 2002 and 2003 to a slowly recovering economic environment in 2004 (Factor 2); Management strategies to lower the overall credit risk profile of the balance sheet (Factor 4); and a single, large commercial recovery recorded in 2004 (Factor 8). There was no change in the methodology for determining when to record a loan or lease charge off and no change in the methodology for determining the amount of loan or lease charge offs during this period.
Table 15, on page 53 of the Company’s 2004 Annual Report to Shareholders, discloses the gross charge offs and gross recoveries of middle market commercial and industrial loans and leases for each of the five years ended December 31, 2004. This table indicates that in 2004, gross charge offs of middle market commercial and industrial loans and leases were $21.1 million and gross recoveries of middle market commercial and industrial loans and leases were $19.2 million. Gross charge offs of middle market commercial and industrial loans and leases declined (improved) $65.1 million from the same levels in 2003, while gross recoveries of middle market commercial and industrial loans and leases increased (improved) $8.8 million.
The following table illustrates that the decline in the Company’s net charge off rate was consistent with declines that other large bank holding companies were experiencing during the same three years. Adjusting for a large, single commercial recovery in 2004 (see Factor 8 in the “Significant Factors Influencing Financial Performance Comparisons” within Results of Operations in the Management’s Discussion and Analysis portion of the 2004 Annual Report to Shareholders), the middle market net charge offs are within the range (albeit at the high end) that Management has disclosed as its long-term net charge off ratio target for middle market C&I loans (see page 54 of the 2004 Annual Report to Shareholders).

Net charge off rates:	2004	2003	2002
Top 100 banks*	0.50%	1.36%	1.92%
Huntington (reported)	0.04%	1.64%	2.18%
Huntington (adjusted)	0.29%	1.64%	2.18%
*Source: Federal Reserve Board non-seasonally adjusted charge off rates for C&I loans.
A reconciliation of Huntington’s reported net charge off rate to Huntington’s adjusted net charge off rate in 2004 is as follows:

	Middle-market commercial & industrial loans/leases
(in thousands of dollars)	Net charge offs	Average loans	Ratio
Reported	$1,920	$4,456,000	0.04%
Single significant recovery	11,100	—	N/A

Adjusted	$13,020	$4,456,000	0.29%

Donald A Walker
September 23, 2005

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filings;

•	Staff comments contained in this letter or changes to disclosures in future filings in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	the Company may not assert Staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe that the foregoing response addresses your comments. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.
Sincerely,
/s/ Donald R. Kimble
Donald R. Kimble
Executive Vice President, Chief Financial Officer & Controller
Huntington Bancshares Incorporated

Copies to	Thomas E. Hoaglin, Chairman, President & Chief Executive Officer, Huntington Bancshares Incorporated Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated